# SEC Schedule 13D/A (Amendment No. 39) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STAAR SURGICAL CO, CIK 0000718937
CUSIP: 852312305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Date of event which requires filing of this statement: 10/21/2025
Filed by CIK 0001278386
Persons authorized to receive notices and communications: Neal C. Bradsher, c/o Broadwood Capital, Inc.,, 156 West 56th Street, 3rd Floor,, New York, New York (NY), 10019, (212) 508-5735

## Reporting persons
- Broadwood Partners, L.P. (CIK 0001278386): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 13,519,491; sole dispositive power 0; shared dispositive power 13,519,491; aggregate amount beneficially owned 13,519,491 (27.4% of the class)
- Broadwood Capital, Inc.: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,519,491; sole dispositive power 0; shared dispositive power 13,519,491; aggregate amount beneficially owned 13,519,491 (27.4% of the class)
- Neal C. Bradsher: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 25,900; shared voting power 13,519,491; sole dispositive power 25,900; shared dispositive power 13,519,491; aggregate amount beneficially owned 13,545,391 (27.4% of the class)
- Richard T. LeBuhn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 21,280; shared voting power 6; sole dispositive power 21,280; shared dispositive power 6; aggregate amount beneficially owned 21,286 (0% of the class); the aggregate amount excludes certain shares
  Comment: Box 11 - Does not include 2,532 Shares over which Mr. LeBuhn does not have direct or indirect beneficial ownership. Such shares are held in three separate irrevocable trusts for Mr. LeBuhn's daughters in which Mr. LeBuhn has no voting or dispositive power and disclaims any beneficial ownership interest in such shares.
- Natalie R. Capasso: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Raymond A. Myers: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jason J. Martin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: STAAR SURGICAL CO
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Comment: This Amendment No. 39 to the Schedule 13D ("Amendment No. 39"), amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on October 12, 2004, (the "Original Schedule 13D," as amended, the "Schedule 13D") with respect to shares of common stock, par value $0.01 per share (the "Shares") of STAAR Surgical Company (the "Issuer"). Capitalized terms used but not otherwise defined in this Amendment No. 39 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On October 21, 2025, the Reporting Persons notified the Board of their intent to call a special meeting of stockholders for the purpose of removing several of the Issuer's directors, whose identities have yet to be determined by the Reporting Persons, from the Board and cautioned the Board not to take any procedural or substantive actions with respect to the Proposed Merger in advance of the stockholder vote at the Special Meeting scheduled for October 23, 2025 (such notification to the Board, the "October 21 Correspondence"). As part of the October 21 Correspondence, the Reporting Persons also referenced the ongoing contested solicitation in connection with the Reporting Persons' opposition to stockholder approval of the Merger Agreement Proposal and the Compensation Proposal to be considered at the Special Meeting and shared with the Issuer certain views from the Reporting Persons' proxy solicitor about the Special Meeting. As of the date hereof, the Issuer had not yet responded to the October 21 Correspondence.

The special meeting to remove several of the Issuer's directors will be separate, distinct and unrelated to the Special Meeting and the Reporting Persons believe that this potential special meeting of stockholders will have no effect on the outcome of the Special Meeting. Regardless of the outcome of the stockholder vote on the Merger Agreement Proposal and the Compensation Proposal at the Special Meeting, the Reporting Persons believe they are entitled to call a special meeting to remove several of the Issuer's directors thereafter under the Issuer's governing documents and applicable state law. The Reporting Persons' take no position on how, or if, the Issuer will contest, or otherwise challenge, the Reporting Persons' ability to call a special meeting of stockholders to remove several directors.

The Reporting Persons may consider and/or make other proposals (whether preliminary or final) with respect to meetings of stockholders. The Reporting Persons intend to communicate with the Issuer's management and Board about, and may enter into negotiations and agreements with them regarding, the foregoing and to communicate with other stockholders or third parties, including potential director and management candidates, regarding the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

The Reporting Persons intend to file a proxy statement and accompanying proxy card with the SEC to be used to solicit proxies with respect to the removal of several of the Issuer's directors and other proposals that may come before a future and yet to be called or otherwise scheduled special meeting of stockholders. Notwithstanding such intent, the Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4.

## Signatures
- Broadwood Partners, L.P.: /s/ Neal C. Bradsher, Neal C. Bradsher, President of Broadwood Capital, Inc. (10/22/2025)
- Broadwood Capital, Inc.: /s/ Neal C. Bradsher, Neal C. Bradsher, President (10/22/2025)
- Neal C. Bradsher: /s/ Neal C. Bradsher, Neal C. Bradsher (10/22/2025)
- Richard T. LeBuhn: /s/ Richard T. LeBuhn, Richard T. LeBuhn (10/22/2025)
- Natalie R. Capasso: /s/ Natalie R. Capasso, Natalie R. Capasso (10/22/2025)
- Raymond A. Myers: /s/ Raymond A. Myers, Raymond A. Myers (10/22/2025)
- Jason J. Martin: /s/ Jason J. Martin, Jason J. Martin (10/22/2025)